UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Convertible Promissory Note Purchase Agreement

On November 1st, 2024, Nvni Group Limited (“Nuvini” or the “Company”) entered into a Convertible Promissory Note Purchase Agreement (the “Note Purchase Agreement”) with Heru Investment Holdings Ltd., an entity controlled by the Company's Chief Executive Officer, and other investors (collectively, the “Investor”), for the purchase of convertible promissory notes (the “Convertible Notes”) in the principal amount of at least $2,900,000 and up to $5,000,000. The Convertible Notes shall mature within 12 months from the issuance date (the “Maturity Date”) and interest shall accrue at an annual rate of 5.00%, calculated on the basis of a 365-day year. Prior to the Maturity Date, the Investors shall have the option to convert the Convertible Notes into ordinary shares of the Company resulting from the division of the principal amount and accrued interest under the Convertible Notes by a conversion price of $1.10 per ordinary share. The transaction is expected to close within 90 days.

The foregoing summary of the Note Purchase Agreement, the Convertible Notes are qualified by reference to the form of such documents, copies of which are filed as exhibits to this report and incorporated herein by reference

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Registration Statement in Form F-4 filed with the U.S. Securities and Exchange Commission on September 6, 2023 under number 333-272688, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third party websites.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Note Purchase Agreement dated October 31, 2024
10.2	Form of Convertible Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: November 1, 2024	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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